FIFTH AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

Between

NORTHERN LIGHTS FUND TRUST

and

CLARK CAPITAL MANAGEMENT GROUP, INC.

THIS FIFTH AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENTS is made and entered into as of June 25, 2019, between Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), and Clark Capital Management Group, Inc., a Philadelphia Corporation (the "Adviser") located at One Liberty Place, 1650 Market Street, 53rd Floor, Philadelphia, PA 19103.

RECITALS:

WHEREAS, the parties previously entered into Investment Advisory Agreement between Northern Lights Fund Trust, with respect to the Navigator Tactical Fixed Income Fund (the “Fund”), and the Adviser, dated as of February 25, 2014 (the “Agreement”);

WHEREAS, the Trust’s Board of Trustees subsequently approved an annual advisory fee breakpoint table for the Fund stated below:

Portion of Net Assets	Advisory Fee
Less than $4.5 billion	0.85%
Greater than $4.5 billion and less than or equal to $5.5 billion	0.80%
Greater than $5.5 billion	0.75%

NOW, THEREFORE, the parties hereto agree as follows:

1.	The annual advisory fee breakpoint table effective as of the date first stated above.
2.	The parties acknowledge and agree that all other provisions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Fourth Amendment to be signed by their respective officers thereunto duly authorized as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST

By: /s/ Kevin Wolf
Name: Kevin Wolf
Title: President

CLARK CAPITAL MANAGEMENT GROUP, INC.

By: /s/ Conor Mullan
Name: Conor Mullan
Title: General Counsel/Chief Compliance Officer